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SEC FILE NUMBER
8-47390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ANZ Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

277 Park Avenue, Floor 31
(No. and Street)

New York	NY	10172
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Karpukhin	646-847-4520	ANZ.America.RegReporting@anz.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

09/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Karpukhin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ANZ Securities, Inc. _____, as of 9/30 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
Financial and Operations Principal

Andrea Lowenthal

Notary Public

ANDREA LOWENTHAL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02LO6317030
Qualified in New York County
My Commission Expires 4/10/27

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ANZ SECURITIES, INC.

(An Indirect Wholly Owned Subsidiary of
ANZ Group Holdings Limited)

Statement of Financial Condition

September 30, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
ANZ Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ANZ Securities, Inc.. (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2024.

November 21, 2024

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10029 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

Statement of Financial Condition

September 30, 2024

	Note		
Assets			
Cash and cash equivalents	3, 11	$	1,487,891
Securities owned, at fair value	4		51,967,330
Fails to deliver	5, 11		17,666,339
Private placement and underwriting fees receivable	11		4,590,507
Current tax asset	8		261,561
Other assets	11		37,986
Total assets			76,011,614
Liabilities and Stockholder's Equity			
Liabilities:			
Fails to receive	5, 11		17,666,339
Current tax payable	8		173,038
Deferred tax liability	8		22,633
Accounts payable and accrued expenses			444,188
Total liabilities			18,306,198
Commitments and contingent liabilities	9		
Stockholder's equity:			
Common stock - authorized, issued, and outstanding, 200 shares with no par value			-
Additional paid-in capital			548,487
Retained earnings			57,156,929
Total stockholder's equity			57,705,416
Total liabilities and stockholder's equity		$	76,011,614

See accompanying notes to statement financial condition.

(An Indirect Wholly Owned Subsidiary of ANZ Group Holdings Limited)

Notes to Statement of Financial Condition

September 30, 2024

(1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Parent Bank) under the umbrella of ANZ Group Holdings Limited (the Ultimate Parent).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC).

The Company participates in the underwriting of fixed income securities as a Selling Group Member, Manager, or Co-Manager. The Company is a placement agent in the Regulation D private placement of securities on a "best-efforts" basis.

Further, the Company is a dealer in Australian, New Zealand, and Asian fixed income securities and acts as an agent for the Parent Bank, liaising between U.S. customers and the Parent Bank. The Parent Bank performs execution, clearing, and settlement services for the transactions where the Company acts as its agent.

(2) Basis of Preparation

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. The financial statement is prepared under U.S. generally accepted accounting principles (GAAP).

In addition to specific operating expenses incurred by the Company directly, certain management and other costs are incurred in common for the Parent Bank and its affiliates. The Company is allocated a share of these costs based on established methodologies for each type of expense. Conversely, the Company provides services to the Parent Bank, the costs for which are reimbursed under established methodologies. Due to the level of interaction with affiliates, the Company's results from operations may not necessarily be indicative of results that would have existed had the Company operated on standalone basis

(b) Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and assumptions.

(c) Fair value of financial instruments

All of the Company's financial instruments are carried at fair value or amounts that are approximate fair value given their short term nature. Asset and liabilities recorded at contractual amounts that approximate fair value include Fails to deliver and Fails to receive, Private placements and underwriting fees receivables, and Other assets and Accounts payable and accrued expenses.

Significant Accounting Policies and Notes

(3)   Cash and Cash Equivalents

The Company considers investments in highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents.

Cash is held on deposit in demand accounts with banks. This includes a balance with the New York branch of the Parent Bank, refer Note "Related Party Transactions" for further details.

The Company's cash balance may at times exceed the federally insured limit of $250,000. As of September 30, 2024, the Company's cash balance exceeded federally insured limited by $1,237,891.

(4)   Securities Owned

The securities held by the Company are comprised of a rolling portfolio of US Treasury Bills ("T-Bills"). T-Bills are short-term U.S. government debt obligations with a maturity of one year or less, sold at a discount from the face value of the bill.

Securities held are recorded at fair value, on a trade date basis.

T-Bills are actively traded in the marketplace, and the reported fair values are determined based on quoted market prices with no adjustments. This represents Level 1 of the Fair Value Hierarchy under Account Standards Codification (ASC) Topic 820, Fair Value Measurement.

T-Bills are short-term U.S. government debt and accordingly this portfolio is considered to carry minimal credit risk and does not give rise to a significant market risk or liquidity risk.

The portfolio held as of September 30, 2024 was as follows:

Fair value	$ 51,967,330
Amortized cost	51,867,929
Face value	$ 52,700,000
Weighted average remaining maturity	2.7 months

(5)   Fails to Deliver and to Receive

As an introducing broker-dealer, the Company acts as an agent for the Parent Bank, liaising between it and U.S. counterparts. The Parent Bank performs execution, clearing, and settlement services for those securities transactions that are all made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP). Transactions which do not settle by their contractual settlement date are recorded on the statement of financial condition as a Fails to deliver or a Fails to receive until the securities are delivered or received at their contractual amounts.

(6)   Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are allocated pursuant to a services agreement from the Parent Bank's New York branch, refer Notes "Basis of Presentation".

(7)   Employee benefits

The Company had no direct employees during the year ended September 30, 2024. Its activities are supported by the New York Branch of the Parent Bank, refer Notes "Basis of Presentation".

(8)   Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes". The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that such assets will be realized.

In the current fiscal year, the Company's statutory tax rate was 23%, inclusive of the Federal tax rate of 21% and certain state and city income taxes, as applicable. New York State and New York City are where the Company is domiciled and principally where the Company is subject to state and local income taxes. In addition, income tax liabilities arise in other states and primarily relate to sourcing of revenue.

The Company's effective tax rate for the tax year ended September 30, 2024 was 24%. This differs from the applicable statutory tax rate as stated above primarily as a result of a provision to return true-up required for the September 30, 2023 state and local tax liability as compared to the recorded provision for income taxes.

The Company's tax returns for fiscal years ended September 30, 2021 to 2024 are generally open to examinations. There are currently no ongoing tax examinations that could materially impact the Company's provision for income taxes.

(9)   Commitments and Contingent Liabilities

The accrual amounts for legal contingencies are estimated in accordance with the probability of occurrence and reasonably estimable criteria of ASC Subtopic 450-20, "Loss Contingencies". Provisions for loss contingencies are recorded in other operating expenses in the statement of income.

As of September 30, 2024, the Company was not involved in any significant pending court proceedings or regulatory actions, therefore no loss provisions have been recognized.

(10)   Subordinated Borrowings

During the current financial year the Company obtained a temporary subordinated loan, granted by the Parent Bank. The loan in the amount of $25 million was drawn and fully repaid in March 2024. Prior to the advance the Company received approval from FINRA that it met requirements for a satisfactory subordination agreement, and it was accordingly treated as part of capital in the computation of net capital under SEC Rule 15c3-1.

(11)   Related Party Transactions

In the normal course of business, the Company conducts transactions with its Parent Bank and other related parties. No outstanding amounts as of September 30, 2024 have been written down or recorded as allowances, as they are considered fully collectible.

The following is a summary of amounts reflected in the financial statement that are a result of transactions with affiliated companies as of and for the year ended September 30, 2024:

	Note		Parent Bank	Other members of ANZ Group
Statement of financial condition, asset/(liability):				
Cash and cash equivalents	3	$	22,542	–
Other Assets			37,986	
Fails to deliver	5		7,040,734	
Private placement and underwriting fees receivable	7		2,083,125	437,500
Fails to receive	5		(10,625,605)	–

(12) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires the Company to maintain minimum net capital of $250,000.

At September 30, 2024, the Company had net capital of $52,606,136 which was $52,356,136 in excess of its required net capital of $250,000 and as such, is in compliance with the required net capital in accordance with SEC Rule 15c3-1.

(13) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statement was issued, which was November 21, 2024. None were identified for inclusion in this report.